Exhibit 99.1

Aktia Life Selects Sapiens to Transform its Core Life Insurance Systems

Sapiens CoreSuite for Life and Pensions coupled with Sapiens Intelligence, hosted by Sapiens Cloud Services will support Aktia’s ambitions to expand their Life business

Holon, Israel, August 16, 2023 —Sapiens International Corporation, (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that Aktia Life, one of Finland’s top life insurers with approximately 100,000 customers, has chosen Sapiens as their partner to lead their core system transformation via Sapiens CoreSuite for Life and Pensions.

Sapiens was selected for its proven experience in complex insurance ecosystem integrations, providing an end-to-end, cloud-first, digitally enhanced platform for individual and group products, across Life, Wealth and Pension insurances. Aktia has seen recent rapid changes in customer behaviour with digitalization being a critical step towards enhancing efficiency and simultaneously upgrading towards seamless customer service, along with new product offerings.

“Working with Sapiens has already been very rewarding for our company and we are looking forward for the next phase,” said Riikka Luukko, Aktia Life CEO. “The partnership with Sapiens supports our strategic growth and renewal goals, including our goal to offer excellent customer and employee experience. With this we are able to optimize both customer and business value and ensure our business continuity.”

Sapiens CoreSuite for Life and Pensions will empower Aktia Life with a wide range of fully embedded data management and analytics capabilities. The Aktia implementation is underpinned by the market-leading Sapiens Intelligence data and analytics module that pools the insurer’s data to provide actionable insights, improving underwriting risk selection and reducing claims expense ratios. Sapiens Cloud Services empowers companies to focus on core business objectives, eliminating IT bottlenecks, with support and maintenance services providing proactive management.

The Aktia implementation makes use of the Sapiens One-Hand-to-Shake model, whereby Sapiens provides, implementation, support and maintenance services, as well as Cloud hosting and services via its SaaS model.

“We are proud to partner with Aktia Life to help them achieve their digitalization goals,” said Roni Al-Dor, Sapiens President & CEO. “Aktia Life informed us that its new life business model target is to implement a modern PAS platform to reduce technology debt in order to be fully compliant with statutory requirements and legislations.”

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Sapiens CoreSuite empowers insurers to quickly and easily tailor and launch new life insurance products through a variety of low-code/no-code configuration tools as well as support their existing product portfolios. It streamlines premium payment processes and client management features, in addition to further enhancements for Policy Service transactions driven from the at-a-glance Policy Dashboard.

About Aktia Life Insurance Ltd

As part of the Aktia Group, Aktia Life Insurance Ltd is a company responsible for the production of customer friendly life insurance solutions. Aktia Life Insurance Ltd has a long and extensive experience of life insurance activities in Finland. The company has approximately 100,000 private and corporate customers and several partners in the finance sector. They currently employ about 70 people.

About the Aktia Group

Aktia is a Finnish asset manager, bank and life insurer that has been creating wealth and wellbeing from one generation to the next for 200 years. They serve customers in digital channels everywhere and face-to-face in their offices in the Helsinki, Turku, Tampere, Vaasa and Oulu regions. Aktia’s award-winning asset management business sells investment funds internationally. They employ approximately 900 people around Finland. Aktia’s assets under management (AuM) in 2022 was EUR 13.5 billion, and the balance sheet total was EUR 12.4 billion. Aktia’s shares are listed on Nasdaq Helsinki Ltd (AKTIA). For more information visit aktia.com.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management.

For more information visit https://sapiens.com or follow us on LinkedIn.

Media and Investor’s Contact

Yaffa Cohen-Ifrah
Chief Marketing Officer &
Head of Investor Relations, Sapiens
yaffa.cohen-ifrah@sapiens.com

www.sapiens.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

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